SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934





                               SAFLINK CORPORATION

                                (Name of Issuer)


                          Common Stock ($.01 par value)

                         (Title of Class of Securities)

                                  7 8 6578 10 4

                                 (CUSIP Number)

                                Glenn Argenbright
                            Jotter Technologies Inc.
                             9595 Harbour Bay Place
                               Elk Grove, CA 95758
                                  916-691-6917

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 MARCH 20, 2001
                          (Date of Event which Requires
                            Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
    .

CUSIP No. 7 8 6578 10 4

(1)  Name of Reporting Persons
       S.S. or I.R.S. Identification No. of Above Persons   Jotter Technologies
                                                            Inc.
                                                            86-0949228
_______________________________________________________________________________

(2)  Check the Appropriate Box if a Member   (a)
     OF A GROUP  (SEE INSTRUCTIONS)          (b)
_______________________________________________________________________________


(3)  SEC Use Only
_______________________________________________________________________________
(4)  Source of Funds                                   OO

_______________________________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization                  Delaware

_______________________________________________________________________________

Number of Shares                    (7)  Sole Voting Power        5,100,000
Beneficially Owned
by Each Reporting                   (8)  Shared Voting Power              0
Person With
                                    (9)  Sole Dispositive Power   5,100,000

                                    (10) Shared Dispositive Power         0
_______________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         5,100,000 shares
_______________________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
________________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)                16.3%
_______________________________________________________________________________

(14) Type of Reporting Person                                          CO
_______________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of SAFLINK Corporation, a Delaware corporation ("SAFLINK"). The principal executive offices of SAFLINK are located at 18650 N.E. 67th Court, Suite 210, Redmond, WA, 98052.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by Jotter Technologies Inc., a Delaware corporation ("Jotter"). The principal executive offices of Jotter are located at 9595 Harbour Bay Place, Elk Grove, CA 95758. The name, citizenship, principal occupation and business of each executive officer and director of Jotter as of the date of this statement are set forth on Schedule I, which is incorporated by reference herein.

         The principal business of Jotter is venture funding and investment.

         During the past five years, none of Jotter, or to the knowledge of Jotter, any of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (ii) has been a party to a civil proceeding or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities, subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Asset Purchase Agreement, ("Agreement") dated December 15, 2000, as amended January 30, 2001 between SAFLINK and Jotter, SAFLINK agreed to issue 5,100,000 shares of Common Stock (the "Shares") and an unsecured promissory note in the principal amount of $1,700,000 with a two year term (the "Note", collectively with the Shares, the "Purchase Price") in consideration for substantially all of the intellectual property and fixed assets (the "Assets") of Jotter.

         Pursuant to the Agreement and an escrow agreement (the "Escrow Agreement"), the Shares were deposited into escrow on March 20, 2001 and shall be held in escrow in the event of any breach of the Agreement, and to secure certain indemnification rights under the Agreement. Shares held in escrow shall be distributed to Jotter in accordance with the Escrow Agreement. In the event that Jotter does not satisfy certain Canadian tax obligations arising as a result of the transaction ("Tax Obligations"), SAFLINK will be obliged to pay such Tax Obligations and will be entitled to reduce the Purchase Price in an equal amount by reducing the number of Shares placed in escrow as valued on the closing date of the Agreement or the principal amount of the Note or both.

         SAFLINK also agreed to use commercially reasonable efforts to register the Shares with the Securities and Exhange Commission ("SEC") by filing a Form S-3 registration statement ("Registration Statement") within 60 days after the Closing Date. This Registration Statement has been filed and was declared effective by the SEC on March 20, 2001.

         References to, and descriptions of, the Agreement as set forth in this statement are qualified in their entirety by reference to the copy of the Agreement, listed as Exhibit A, to this Schedule 13D, and are incorporated by reference in this Item 3 in its entirety where such references and descriptions appear.

         The source of the Assets are the business and operations of Jotter.

ITEM 4. PURPOSE OF TRANSACTION

         The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

         Item 4(a):

         As noted in Item 3 above, Jotter acquired the Shares and Note in consideration for the sale of the Assets, pursuant to the Agreement.

         References to, and descriptions of, the Agreement as set forth in this statement are qualified in their entirety by reference to the copy of the Agreement, listed as Exhibit A, to this Schedule 13D, and are incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.

         Item 4(d):

         In connection with the acquisition of Assets, SAFLINK filled vacancies on the SAFLINK Board of Directors with Glenn Argenbright, President of Jotter, and Robert Smibert, a director of Jotter.

         Item 4(f):

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

         (a) Jotter beneficially owns a total of 5,100,000 shares of SAFLINK, representing approximately 16.3% of the shares of Common Stock outstanding as of the date hereof.

         (b) Jotter has sole voting and dispositive power with respect to the Shares.

         (c) Other than the transactions described in Item 4, no other transactions in shares of Common Stock by Jotter were affected during the sixty days prior to the date of this statement.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference.

         Except as set forth in this statement, Jotter does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of SAFLINK.

         References to, and descriptions of, the Agreement as set forth in this statement are qualified in their entirety by reference to the copy of the Agreement, listed as Exhibit A, to this Schedule 13D, and are incorporated by reference in this Item 5 in its entirety where such references and descriptions appear.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A     -  Asset Purchase Agreement, between SAFLINK Corporation
                         and Jotter Technologies Inc., dated December 15, 2000
                         (incorporated by reference to Exhibit 2.1 of SAFLINK
                         Corporation's Current Report on Form 8-K, filed on
                         January 2, 2001).

        Exhibit B    -   Amendment No. 1 to Asset Purchase Agreement between
                         SAFLINK Corporation and Jotter Technologies Inc., dated
                         January 30, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2001





                                             JOTTER TECHNOLOGIES INC.


                                             /s/ GLENN ARGENBRIGHT
                                             ---------------------
                                             Glenn Argenbright
                                             President

                                   SCHEDULE I

         DIRECTORS AND EXECUTIVE OFFICERS OF JOTTER AS OF MARCH 28, 2001

---------------------------------------- --------------------- -------------------------------------------------------
NAME                                     CITIZENSHIP           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, INCLUDING
                                                               NAME, PRINCIPAL BUSINESS AND ADDRESS OF EACH
                                                               CORPORATION OR ORGANIZATION (1)
-------------------------------------    --------------------- -------------------------------------------------------
Glenn L. Argenbright                     United States         CEO, Jotter Technologies, 9595 Harbour Bay Place, Elk
                                                               Grove, CA 95758
---------------------------------------- --------------------- -------------------------------------------------------
Steve Oyer                               United States         CFO, Spotlight Interactive, 5 Tsienneto Road, #116,
                                                               Derry, NH 03038
---------------------------------------- --------------------- -------------------------------------------------------
Ken Wilton                               Canada                Retired
---------------------------------------- --------------------- -------------------------------------------------------
Robert Smibert                           Canada                CTO, Saflink Corp., #300 - 9119 82nd Avenue,
                                                               Edmonton, Alberta, Canada T6C0Z4
---------------------------------------- --------------------- -------------------------------------------------------
Jodie Tessier                            Canada                VP Product Development, Saflink Corp., #300 - 9119
                                                               82nd Avenue, Edmonton, Alberta, Canada T6C0Z4
---------------------------------------- --------------------- -------------------------------------------------------

---------------------------------------- --------------------- -------------------------------------------------------

(1) Unless otherwise indicated, the business address of each of the named persons is Jotter Technologies, 9595 Harbour Bay Place, Elk Grove, California, 95758